UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

CardConnect Corp.
(Name of Issuer)

Common Stock Par Value $0.001
(Title of Class of Securities)

14141X108
(CUSIP Number)

Michael J. Mertz
c/o CardConnect Corp.
1000 Continental Drive, Suite 300
King of Prussia, PA 19406

(484) 581-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 1414X108

1	Names of reporting person Michael J. Mertz
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,984,932
	8	Shared voting power 0
	9	Sole dispositive power 1,984,932
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,984,932
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
13	Percent of class represented by amount in row (11) 6.4%
14	Type of reporting person (See instructions) IN

2

The following constitutes the Schedule 13D filed by the undersigned person (the “Schedule 13D”).

Item 1.	Security and Issuer.

(a)	Title and Class of Securities: Common Stock, $0.001 par value (“common stock”)

(b)	Name of Issuer: CardConnect Corp. (“CardConnect” or the “Issuer”).

(c)	Address of Issuer’s Principal Executive Offices: 1000 Continental Drive, Suite 300, King of Prussia, PA 19406.

Item 2.	Identity and Background.
(a)	Name of Person Filing: Michael J. Mertz

(b)	Residence or Business Address: Business Address:

c/o CardConnect Corp., 1000 Continental Drive, Suite 300, King of Prussia, PA 19406

(c)	Present Principal Occupation or Employment:

Michael J. Mertz – Chief Sales Officer of CardConnect Corp.

(d)	Conviction in a criminal proceeding during the last 5 years: None.

(e)	Subject, during the last 5 years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws: None.

(f)	Citizenship: Mr. Mertz is a resident of Illinois, citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration. The shares described in this Schedule 13D were acquired by Mr. Mertz through the acquisition by CardConnect of MertzCo, Inc., an Illinois corporation, through the merger of MertzCo, Inc. with and into an indirect wholly-owned subsidiary of CardConnect. Mr. Mertz was the sole shareholder of MertzCo, Inc. and as such, he received as consideration in the merger, cash and 1,982,932 shares of common stock of CardConnect.

Item 4.	Purpose of the Transaction. Mr. Mertz is an executive officer of CardConnect. Since the acquisition of MertzCo, Inc., Mr. Mertz has been employed by CardConnect as Chief Sales Officer. Mr. Mertz holds the shares of CardConnect common stock that he received in the MertzCo, Inc. acquisition individually.

The Reporting Person acquired the securities described in this Schedule 13D as common stock consideration in the MertzCo, Inc. acquisition. Mr. Mertz intends to review his shares of CardConnect common stock on a continuing basis. Any actions that the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. Mr. Mertz may be granted additional securities of the Issuer as compensation for his service as an executive officer of the Issuer.

3

Other than as described above, the Reporting Person currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

As of April 3, 2017, the Reporting Person may be deemed to be the beneficial owner of 1,984,932 shares of common stock of CardConnect. Of these shares (i) 2,000 shares were acquired in an open market transaction and (iii) 1,982,932 shares (representing consideration of $27,000,000 based on a price per share of $13.6162, the value weighted average price of a share of common stock of CardConnect for the 15 days prior to the date the parties entered into a letter of intent for the transaction) were acquired as common stock merger consideration in the acquisition of MertzCo, Inc. on April 3, 2017.

Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed the beneficial owner of 6.4% of CardConnect’s common stock.

(b) Voting and Dispositive Power:

Mr. Mertz has sole voting and dispositive power over 1,984,932 shares of CardConnect common stock that may be deemed to be beneficially owned by him as of April 3, 2017.

(c) Transactions within the past 60 days:

On April 3, 2017, Mr. Mertz received 1,982,932 shares of common stock of CardConnect as common stock merger consideration in the acquisition of MertzCo, Inc.

(d) Right to Direct the Receipt of Dividends: Not applicable.

(e) Last Date on which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the merger of Mertzco, Inc. with and into CCN Chicago, LLC, an indirect wholly-owned subsidiary of CardConnect, CardConnect entered into an escrow agreement dated April 3, 2017 with Michael J. Mertz and Continental Stock Transfer & Trust Company (the “Escrow Agent”) for the Escrow Agent to hold 236,850 shares of the equity consideration in the merger in an escrow fund (the “Escrow Fund”) to secure certain rights of the CardConnect indemnitees with respect to Mr. Mertz’s indemnification obligations regarding the merger. Assuming no claims are asserted, half of the Escrow Fund will be released to Mr. Mertz on January 3, 2018 and the remaining portion of the Escrow Fund will be released to Mr. Mertz on October 3, 2018.

The description of the Escrow Agreement included in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is included as Exhibit 10.1 to this Schedule 13D.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships with the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

10.1 Escrow Agreement by and between CardConnect, Michael J. Mertz, and Continental Stock Transfer & Trust Company dated April 3, 2017 (1)

(1)	Incorporated by reference to the Issuer’s Current Report on Form 8-K filed on April 7, 2017.

4

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2017

Name:	/s/ Michael J. Mertz
Michael J. Mertz

5